UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                                                SEC FILE NUMBER     811-4007
                                                                                CUSIP NUMBER

(Check One)  [_] Form 10-K   [_] Form  20-F   [_] Form 11-K   [_] Form 10-Q   [_] Form N-SAR   [X] Form N-CSR

For Period Ended:  October 31, 2003
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[_]  Transition Report on Form 10-K
[_]  Transition Report on Form 20-F
[_]  Transition Report on Form 11-K
[_]  Transition Report on Form 10-Q
[_]  Transition Report on Form N-SAR
For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

 NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Smith Barney Trust II (on behalf of its series Smith Barney Small Cap Growth Opportunities Fund)
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Full Name of Registrant

N/A
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Former Name of Registrant if Applicable

125 Broad Street
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Address of Principal Executive Office (Street and Number)

New York, New York 10004
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City, State and Zip Code
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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.




     On or about December 16, 2003, management discovered that the Smith Barney Small Cap Growth Opportunities Fund (the "Fund") was not in compliance with one of its investment policies. Management soon thereafter determined that the Fund had not been in compliance with the same policy as of October 31, 2003, the Fund's fiscal year end. The Fund is now in compliance with the policy.

     Management is currently assessing what harm, if any, there has been to the Fund from the failure to comply with the policy, and has agreed to make restitution to the Fund to the extent of any harm as determined by the Fund's Board of Trustees. Management's analysis must be completed and presented to the Fund's Board of Trustees for approval before the financial statements for the fiscal year ended October 31, 2003 can be finalized and the annual report transmitted to shareholders.

     The reason causing the inability to timely file could not be eliminated by the registrant without unreasonable effort or expense. Nevertheless, we anticipate that this matter will be resolved by January 14, 2004, and the Trust would file the Fund's Form N-CSR with the Commission on January 24, 2004.

PART IV-OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Thomas C. Mandia               (203)                  890-7038
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             (Name)                 (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s). [X] Yes [_] No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [_] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate or the results cannot be made.
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                              Smith Barney Trust II
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               (Name of the Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  December 29, 2003                             By:  /s/ Thomas C. Mandia